September 9, 2024

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Melco Resorts & Entertainment Ltd.

Form 20-F for the Year Ended December 31, 2023

Correspondence from the SEC on August 27, 2024

File No. 001-33178

Attn:	Division of Corporation Finance

Office of Real Estate & Construction

Dear Mr. Regan and Ms. Howell:

This letter sets forth the response of Melco Resorts & Entertainment Ltd. (the “Company”) to the comment letter (the “Comment Letter”) that the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in a letter dated August 27, 2024 in relation to the Company’s Form 20-F for Fiscal Year ended December 31, 2023 (the “2023 Annual Report”).

We have included herein the comment in the Comment Letter in bold, and the Company’s response is set forth immediately below the comment.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 192

1. In future filings, please revise your definition of “China” or “PRC” to remove the exclusion of Hong Kong and Macau from this definition. The definition may clarify that the only time that “China” or the “PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Macau or Hong Kong, if applicable, and any risks and consequences to the company associated with those regulations. Please also disclose in the definition section that the same legal and operational risks associated with operations in China may also apply to operations in Macau or Hong Kong. Revise your risk factor disclosure accordingly. Please confirm your understanding and include your proposed disclosure in your response letter.

Response

The Company acknowledges and confirms its understanding of the Staff’s comment. In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the definition of “China” and the “PRC” in its future filings as follows:

““China” and “PRC” refer to the People’s Republic of China, including the Hong Kong Special Administrative Region of the People’s Republic of China (Hong Kong) and the Macau Special Administrative Region of the People’s Republic of China (Macau), except when referencing specific laws and regulations adopted by the People’s Republic of China and other legal and tax matters applicable only to mainland China. ~~excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view~~ The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau.”

In addition, in future filings on Form 20-F, the fourth paragraph in the introduction to “Item 3. Key Information – D. Risk Factors” in the 2023 Annual Report will be revised as follows:

“The legal and operational risks associated with operating in mainland China may also apply to our operations in Hong Kong and Macau. The ~~PRC~~ mainland China government may also intervene or influence our operations in Macau, Hong Kong or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in issuers in China, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, the ~~Chinese~~ mainland China government has in the past made statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. There are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. See “— Risks Relating to Our Business and Operations — Changes in laws, regulations and policies in ~~the PRC~~ mainland China and uncertainties in the legal systems in ~~the PRC~~ mainland China may expose us to risks. In addition, rules and regulations in ~~the PRC~~ mainland China can change quickly with little advance notice” and “— The ~~PRC~~ mainland Chinese government may influence our operations in Macau or elsewhere or intervene in our offerings conducted overseas or foreign investments in us. Its oversight and discretion over our business could result in material adverse changes in our operations and the value of our ordinary shares and ADSs.””

The Company respectfully advises the Staff that future filings will use the term “mainland China” when discussing matters that relate to China but not Hong Kong or Macau.

The Company further respectfully advises the Staff that, consistent with the Staff’s comments, in future filings on Form 20-F, the Company will continue to retain the sections from the 2023 Annual Report in “Item 3. Key Information – D. Risk Factors – Risks Relating to Operating in the Gaming Industry in Macau,” which discusses risks and consequences to the Company associated with laws and regulations in Macau, and “Item 4. Information on the Company – B. Business Overview – Regulations – Macau Regulations,” which discusses laws and regulations applicable to the Company in Macau. Within the PRC (including Hong Kong and Macau), the Company’s assets and operations are primarily in Macau and it does not have any material assets or operations in mainland China.

* * *

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s Comments set forth above, please do not hesitate to contact me by phone in Hong Kong at (+852) 2598-3601 / (+853) 8868-7887 or by facsimile at (+853) 8867-7887, or you may contact our outside legal counsel, Stacey Wong, Latham & Watkins LLP, at (+65) 6437-5450.

Very truly yours,

/s/ Geoffrey Davis
Geoffrey Davis Chief Financial Officer (Principal Financial Officer)

cc:	Graham Winter, Chief Legal Officer

Tim Y. Sung, Group Corporate General Counsel

Sharon Lau, Latham & Watkins LLP

Stacey Wong, Latham & Watkins LLP

3